**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 7, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street,
Newtown,
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __      No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __      No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __      No <u>X</u>

Enclosure: Press release – AngloGold Ashanti announces changes to the board of directors



# ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG     ISIN: ZAE 000043485

## Change to the board of directors

Shareholders are advised that Mrs E Bradley retired from the board of AngloGold Ashanti at the annual general meeting of shareholders of AngloGold Ashanti held on Tuesday, 6 May 2008. Notice of her impending retirement had been made in the Company's 2007 annual financial statements.

Johannesburg
6 May 2008

JSE Sponsor : UBS



**DIRECTORATE CHANGES**

The following changes have taken place to the board of AngloGold Ashanti Limited:

| Name | Nature of Change |
|---|---|
| Mrs Elisabeth le R Bradley | Retired from the board effective 6 May 2008 |

Taking account of the above the board of directors should read as follows:

| Directors | | | Alternate Directors |
|---|---|---|---|
| Mr R P Edey | (Chairman) | (British) | |
| Dr T J Motlatsi | (Deputy Chairman) | | |
| Mr M Cutifani | (Chief Executive Officer) | | |
| Mr F B Arisman | | (American) | |
| Mr R E Bannerman | | (Ghanaian) | |
| Mr J H Mensah | | (Ghanaian) | |
| Mr W A Nairn | | | |
| Prof. L W Nkuhlu | | | |
| Mr S M Pityana | | | |
| Mr S R Thompson | | (British) | |
| Mr S Venkatakrishnan | | (British) | |

6 May 2008


JSE Sponsor – UBS

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 7, 2008

AngloGold Ashanti Limited


By:     /s/  L Eatwell_____
Name:  L EATWELL
Title:    Company Secretary